UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 18, 2020

SIOUXLAND RENEWABLE HOLDINGS, LLC

(Exact name of issuer as specified in its charter)

Nebraska (State of other jurisdiction of organization)	84-3304485 (IRS Employer Identification No.)

1501 Knox Boulevard, Jackson, Nebraska (Full mailing address of principal executive offices)	68743 (ZIP Code)

(402) 632-2676 (Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Units of Limited Liability Company Interests

Item 9.   Other Events

On May 18, 2020, the Board of Managers (the “Board”) of Siouxland Renewable Holdings, LLC (the “Company”) voted to terminate the Company’s plans to identify and purchase the assets of an existing ethanol plant due to the impacts of the COVID-19 pandemic on fuel demand and the U.S. economy generally.  As a result of the Board’s decision, the Company will return the aggregate proceeds of $60,280,000 in equity capital that it raised through the offering of units of limited liability company interests (“Units”) pursuant to both its offering of 5,000 Units conducted pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), and its separate offering of 2,000 Units conducted pursuant to Regulation D under the Securities Act.  All funds raised by the Company from the sale of the Units have been held in two bank escrow accounts pending the satisfaction of certain conditions to their release to the Company, including the Company’s entry into a definitive purchase agreement for an ethanol plant.  Since these conditions will not be met due to the Board’s decision to terminate the Company’s plans to identify and purchase an ethanol plant, the Company intends to instruct the escrow agent for both escrow accounts to return all escrowed funds to the subscribers for the Units commencing on or about May 27, 2020.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIOUXLAND RENEWABLE HOLDINGS, LLC

By:	/s/ Nicholas Bowdish
Nicholas Bowdish
Chief Executive Officer

Date: May 20, 2020